================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            _________________________


                                   SCHEDULE TO

                                (Amendment No. 1)

                                  (Rule 13e-4)


                            _________________________


            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            _________________________

                             RAINMAKER SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                            _________________________

                             RAINMAKER SYSTEMS, INC.
                        (Name of Filing Person (Offeror))

                            _________________________

 Certain Options to Purchase Common Stock, Par Value $.001 Per Share, Having an
                   Exercise Price Per Share of $0.40 or More
                         (Title of Class of Securities)

                            _________________________

                                   750875106
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                            _________________________

                                Martin Hernandez
                             Rainmaker Systems, Inc.
                              1800 Green Hills Road
                         Scotts Valley, California 95066
                                 (831) 430-3800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                              Mark L. Mandel, Esq.
                            Ashwini K. Chhabra, Esq.
                         Brobeck, Phleger & Harrison LLP
                            1633 Broadway, 47th Floor
                            New York, New York 10019
                                 (212) 581-1600

                            CALCULATION OF FILING FEE

================================================================================
            Transaction valuation*                    Amount of filing fee
            ----------------------                    --------------------
                $ 6,962,216                                $ 1,392.45
================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,065,120 shares of common stock of Rainmaker Systems, Inc. having an aggregate value of $6,962,216 as of November 28, 2001 (based on the market value of the underlying common stock) will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:    $1,392.45
                                      ------------------------------------
           Form or Registration No.:  SCHEDULE TO
                                      ------------------------------------
           Filing party: Rainmaker Systems, Inc.
                         -------------------------------------------------
           Date filed:  November 30, 2001
                        --------------------------------------------------


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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                             INTRODUCTORY STATEMENT

     This Amendment No.1 (this "Amendment") amends and supplements the Tender Offer Statement (the "Schedule TO") filed with the Securities and Exchange Commission on November 30, 2001, relating to our offer to exchange certain options to purchase shares of our common stock held by our employees for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange, dated November 30, 2001 and the related Letter of Transmittal, attached to the Schedule TO as Exhibits (a)(1) and (a)(2) respectively.

Item 12.  Exhibits.

Exhibit (a)(1) to the Schedule TO is hereby amended in its entirety to read as set forth in, and to be replaced by Exhibit (a)(1) attached to this Amendment.


Exhibit (a)(2) to the Schedule TO is hereby amended in its entirety to read as set forth in, and to be replaced by Exhibit (a)(2) attached to this Amendment.





                                        3

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                          RAINMAKER SYSTEMS, INC.




                                          /s/ Martin Hernandez
                                          --------------------------------------
                                          Martin Hernandez
                                          Secretary, Chief Operating Officer and
                                          Chief Financial Officer

Date:  December 21, 2001


                                       4

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                                Index to Exhibits

  Exhibit
  Number         Description
  ------         -----------

   (a)(1)    -   Offer to Exchange, dated November 30, 2001.

   (a)(2)    -   Form of Letter of Transmittal.

   (a)(3)*   -   Form of Notice to Eligible Option Holders.



   (a)(4)*   -   Form of Notice to Tendering Option Holders.


   (a)(5)    -   Rainmaker Systems, Inc. Annual Report on Form 10-K for its
                 fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission (the "Commission") on March 29, 2001 and incorporated herein by reference.

   (a)(6)    -   Rainmaker Systems, Inc. Quarterly Report on Form 10-Q for its
                 fiscal quarter ended September 30, 2001, filed with the Commission on October 19, 2001 and incorporated herein by reference.

   (d)(1)    -   Rainmaker Systems, Inc. 1999 Stock Option Incentive Plan, as
                 amended and restated, is incorporated by reference to the Company's Registration Statement on Form S-8 filed with the
                 Commission on June 14, 2001.

   (d)(2)    -   Rainmaker Systems, Inc. 1998 Stock Option/Stock Issuance Plan,
                 is incorporated by reference to the Company's Registration
                 Statement on Form S-1 filed with the Commission on September 2,
                 1999.

   (d)(3)    -   Unidirect Corporation 1995 Stock Option/Stock Issuance Plan, is
                 incorporated by reference to the Company's Registration
                 Statement on Form S-1 filed with the Commission on September 2,
                 1999. (Unidirect Corporation is the former name of Rainmaker
                 Systems, Inc.)

   (d)(4)*   -   Form of Notice of Grant for Rainmaker Systems, Inc. 1999 Stock
                 Incentive Plan, as amended and restated.


   (d)(5)    -   Form of Stock Option Agreement for Rainmaker Systems, Inc. 1999
                 Stock Incentive Plan, as amended and restated, is incorporated by reference to the Company's Registration Statement on Form
                 S-8 filed with the Commission on June 14, 2001.




*  Previously filed.